EXHIBIT 12.1
Orbitz Worldwide, Inc.
Statement of Earnings to Fixed Charges

				Year Ended	Period from August 23, 2006	Period from January 1, 2006	Year Ended
	Nine Months Ended	Year Ended	Year Ended	December 31, 2007	to December 31, 2006	to August 22, 2006	December 31, 2005
(in millions)	September 30, 2010	December 31, 2009	December 31, 2008	Successor	Successor	Predecessor	Predecessor
Income (loss) before income taxes	$22	$(328)	$(301)	$(41)	$(24)	$(120)	$(430)

Plus fixed charges:
Interest expense	33	57	66	85	9	20	25
Capitalized interest	—	—	1	3	—	—	—
Amortization of loan costs	1	1	1	—	—	—	—
Estimated interest within rental expense	1	2	2	3	1	3	5

Fixed charges	35	60	70	91	10	23	30

Plus amortization of capitalized interest	1	1	—	—	—	—	—

Less capitalized interest	—	—	(1)	(3)	—	—	—

Less non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	(1)	—	—	—

Earnings	58	(267)	(232)	46	(14)	(97)	(400)

Fixed charges	35	60	70	91	10	23	30

Ratio of earnings to fixed charges (a)(b)	1.6	(a )	(a )	(a )	(a )	(a )	(a )

(a)	The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2009, the year ended December 31, 2008, the year ended December 31, 2007, the period from August 23, 2006 to December 31, 2006, the period from January 1, 2006 to August 22, 2006, and the year ended December 31, 2005 due to losses incurred by the Company during each respective period. The Company would have needed additional earnings of $327 million, $302 million, $45 million, $24 million, $120 million and $430 million for the year ended December 31, 2009, the year ended December 31, 2008, the year ended December 31, 2007, the period from August 23, 2006 to December 31, 2006, the period from January 1, 2006 to August 22, 2006, and the year ended December 31, 2005, respectively, to achieve coverage of 1:1.

(b)	Ratios are calculated on unrounded numbers.